Filed pursuant to Rule 433

Registration No. 333-260756

February 21, 2024

Final Term Sheet
USD 2,000,000,000 4.375% Global Notes due 2034

(Green Bond)

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 2,000,000,000

Denomination:	USD 1,000

Maturity:	February 28, 2034

Redemption Amount:	100.0%

Interest Rate:	4.375% per annum, payable semi-annually in arrear

Date of Pricing:	February 21, 2024

Closing Date:	February 28, 2024

Interest Payment Dates:	February 28 and August 28 in each year

Currency of Payments:	USD

Price to Public/Issue Price:	99.432%

Underwriting Commissions:	0.175%

Proceeds to Issuer:	99.257%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769KD52

CUSIP:	500769 KD5

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[1]	Aaa by Moody’s Investors Service, AAA by Scope Ratings and AAA by S&P Global Ratings

Managers:	BNP PARIBAS Nomura RBC Capital Markets

Stabilization Manager:	RBC Capital Markets, LLC

Registrar:	The Bank of New York Mellon SA/NV, Luxembourg Branch

Paying Agent:	The Bank of New York Mellon

Additional Paying Agent:	The Bank of New York Mellon, Filiale Frankfurt am Main

Use of Proceeds:

The net proceeds from the sale of the notes will be used by the issuer in its general business.

However, upon issuance, the issuer will enter an amount equal to the net proceeds of the notes, converted into Euros, into an internal register (the “Green Issuance Amount”). Amounts matching disbursements under one of KfW’s loan programs, or selected financing provided by KfW in the context of international cooperation and project and export finance, as described by project category below, will also be recorded in such register and contrasted with the Green Issuance Amount. For these purposes, any such disbursements made since the beginning of the calendar year in which the notes are issued will be considered. When such disbursements from the last quarter of a given calendar year exceed the Green Issuance Amount, the issuer may transfer the surplus to the register of the following calendar year.

The issuer will provide allocation reports on an annual basis on its website. Any information available on or accessible through the issuer’s website is not incorporated herein by reference.

Renewable Energy. KfW’s loan program “Erneuerbare Energien - Standard” (“Renewable Energies - Standard”), as well as selected financing provided by KfW in the context of international cooperation and project and export finance, aim to promote the development of electricity and heat from renewable resources.

Measures financed or co-financed may include (but are not limited to) the following project types:

•       Photovoltaic panels;

•      Wind energy (on- and offshore wind power plants);

•      Hydropower (excluding plants with an installed power exceeding 20MW);

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

•      Electricity and heat generated in combined heat and power stations from solid biomass (for heat generation only up to a size of 2MW), biogas or geothermal energy;

•      Biogas energy; and

•      Grids and plants for the storage of heat or power produced from renewable energy.

Green Buildings. KfW’s loan programs “Klimafreundlicher Neubau (KFN)” (“Climate-friendly Construction”), “Wohneigentum für Familien (WEF)” (“Housing Property for Families”), and “Bundesförderung für effiziente Gebäude (BEG)” (“Federal Funding for Efficient Buildings”) aim to promote the acquisition and construction of new residential, commercial and municipal buildings in Germany, as well as the energy-efficient renovation of existing residential, commercial and municipal buildings in Germany.

Measures financed may include (but are not limited to) the following project types:

•      Construction of new energy-efficient and climate-friendly buildings that emit no more than 24 kgCO2e/m2a over their entire life cycle or that have a full German Qualitätssiegel Nachhaltiges Gebäude (“Quality Seal for Sustainable Buildings”) certificate, meet the required energy standard of Effizienzhaus/Effizienzgebäude 40, and do not use fossil fuels or biomass for heating; and

•      Renovation of existing buildings, which, after completion of the refurbishment measures, achieve the required energy standard of Effizienzhaus/ Effizienzgebäude 85 or better.

Clean Transportation. KfW’s loan programs “IKK Nachhaltige Mobilität” (“Sustainable Mobility for Municipalities”) and “Investitionskredit Nachhaltige Mobilität” (“Sustainable Mobility for Corporates”) as well as selected financing provided by KfW in the context of international cooperation and project and export finance aim to promote sustainable and climate-friendly mobility.

Measures financed may include (but are not limited to) the following project types:

•      Climate-friendly vehicles for passenger transport and light commercial vehicles;

•      Climate-friendly vehicles for freight transport;

•      Infrastructure for climate-friendly transport; and

•      Data-driven solutions to reduce GHG emissions and digital networking for a better and more efficient organization of mobility.

Climate Protection Programme for Corporates. KfW’s loan program “Klimaschutzoffensive für Unternehmen” (“Climate Protection Programme for Corporates” also referred to as “Climate Action Campaign for Corporates”) assists companies in investing in selected climate-friendly activities with the aim to promote projects that contribute to achieving climate neutrality.

Measures financed may include (but are not limited to) the following project types:

•      Production of climate-friendly technologies and products;

•       Climate-friendly manufacturing processes with the goal to decarbonize energy-intensive production processes;

•      Energy production from renewable sources for a company’s own power consumption or in the context of integrated transport projects;

•      Measures with the aim to reduce GHG emissions in the provision of drinking water, the treatment of wastewater and the recycling of waste;

•      Transport and storage of carbon;

•      Integrated sustainable mobility projects; and

•      Green IT.

The common objective of all programmes and financings in the project categories Renewable Energy, Green Buildings, Clean Transportation and Climate Protection Programme for Corporates described above is to counter climate change, in particular by reducing greenhouse gas emissions.

Biodiversity. In addition, KfW provides financing in the context of international cooperation with the aim to protect, maintain, restore, or enhance biodiversity and ecosystems and sustainably manage living natural resources which benefit biodiversity and related ecosystem services.

Measures financed may include (but are not limited to) the following project types:

•      Nature and biodiversity conservation protecting and restoring terrestrial, marine and other aquatic ecosystems;

•      Sustainable land use management;

•      Sustainable agricultural practices (with the exception of crop and livestock agriculture); and

•      Sustainable forest management.

Payment of principal and interest on the notes will be made from the issuer’s general funds and will not be linked to the performance of any projects financed under the programs and financings described above.

If the issuer’s use of the net proceeds from the notes is a factor in your decision to invest in the notes, you should consider the foregoing statements and consult with your counsel or other advisors before making an investment in the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.

The prospectus supplement relating to the notes is available under the following link:

https://www.sec.gov/Archives/edgar/data/0000821533/000110465921142926/tm2131584-8_424b3.htm.

KfW’s base prospectus relating to the notes is available through the following link:

https://www.sec.gov/Archives/edgar/data/0000821533/000110465921142909/tm2131584-3_sb.htm.

Alternatively, RBC Capital Markets, LLC will arrange to send you the prospectus, which you may request by calling toll-free +1-866-375-6829.

Notice by BNP Paribas and Nomura Financial Products Europe GmbH (the “EU Manufacturers”) to Distributors regarding MiFID II Product Governance

The EU Manufacturers acting in their capacity as manufacturers of the notes in the meaning of Directive 2014/65/EU and implementing legislation (as amended, “MiFID II”) hereby inform prospective distributors for the purpose of the product governance rules under MiFID II that the target market assessment made by the EU Manufacturers in respect of the notes in accordance with the product governance rules under MiFID II has led the EU Manufacturers to the conclusion that: (i) the target market for the notes is eligible counterparties, professional clients and retail clients each as defined in MiFID II; and (ii) all channels for distribution of the notes are appropriate. Any distributor should take into consideration the EU Manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the EU Manufacturers’ target market assessment), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.